UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/31/02

For the Month of July, 2002

SEC MAIL PROCESSING
RECEIVED
AUG 05 2002
W.D.C. 164 SECTION

SILVER STANDARD RESOURCES INC.

(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

02050223

- BC Form 45-902F, Report of Exempt Distribution dated June 28, 2002
- Silver Standard Resources Inc. – News Release #02-12 dated July 2, 2002
- Form 53-901F, Material Change Report dated July 3, 2002, with attachment
- Silver Standard Resources Inc. – News Release #02-13 dated July 8, 2002
- Form 53-901F, Material Change Report dated July 9, 2002, with attachment
- BC Form 45-902F, Report of Exempt Distribution dated July 9, 2002
- Form 45-102F2, Multilateral Instrument 45-102, Resale of Securities, dated July 9, 2002
- Silver Standard Resources Inc. – News Release #02-14 dated July 25, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. -- SEC File No. 0-26424
(Registrant)

PROCESSED
AUG 09 2002
THOMSON
FINANCIAL

Date: August 2, 2002 By:

Linda J. Sue, Corporate Secretary

L:\LJS\Docs\Forms\2001\SSR-Form6k-June.doc

BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

1. State the full name, address and telephone number of the issuer of the security distributed.

   Silver Standard Resources Inc.
   #1180 – 999 W. Hastings Street, Vancouver, B.C. V6C 2W2
   Phone: 604-689-3846 Fax: (604) 689-3847

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The issuer is a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or quotation system.

   The issuer is listed on the TSX Venture Exchange and is quoted on the NASDAQ Small Cap Market.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   A US $1.34 million convertible debenture with interest at 10% per annum and a one year term. The debenture is convertible into the issuer's common shares at Cdn $5.80 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Length of any restricted or seasoning period
Stonehill Offshore Partners Limited Grand Cayman, Cayman Islands	A convertible debenture	June 26, 2002	US $1.34 million	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See Attached Schedule "A".

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

Nil.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 28th day of June, 2002.

Silver Standard Resources Inc.
Name of Issuer *(please print)*

Signature of authorized signatory

Linda J. Sue, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"

Full name and residential address of purchaser	telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Stonehill Offshore Partners Limited Citco Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road Leeward Centre, Second Floor Grand Cayman, Cayman Islands	345-949-3877 twoolaver@citco.com	A convertible debenture	S. 74(2)(5) of the Act.

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847

Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

July 2, 2002
News Release 02-12

Trading Symbols:
Nasdaq SmallCap: SSRI
CDNX: SSO
Berlin: 858840

SILVER STANDARD MAKES FINAL PAYMENT FOR DIABLILLOS ACQUISITION

Vancouver, B.C. -- Silver Standard reports that the company has made a final US$900,000 payment to Pacific Rim Mining Corp. of Vancouver, B.C. for its acquisition of the Diablillos silver-gold project in northwestem Argentina. Under the terms of the November 2001 purchase agreement, Silver Standard agreed to pay a total of US$3.4 million for the project, with US$1.5 million in cash (paid) by December 31, 2001, followed by staged payments of US$500,000 on or before each of June 30, 2002 (paid), December 31, 2002 (paid), and June 30, 2003 and US$400,000 on or before December 31, 2003. The staged payments can be made in cash or common shares at Silver Standard's election.

Based on the recent strong performance of the company's shares, Silver Standard issued 142,970 common shares to Pacific Rim on June 28, 2002, to fulfil the final two payments under the terms of the agreement. The issuance is based on a 20-day weighted average share price of approximately US$6.29 per share. These shares have a four-month hold expiring October 29, 2002, under applicable securities.

Silver Standard is well-financed with a current cash position of over $18.0 million and has assays pending from drill programs at its Challacollo option in Chile and San Marcial option in Mexico. The company's core silver-dominant projects are located in Australia, Argentina, Chile, Mexico and the United States.

- 30 -

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

   Silver Standard Resources Inc.
   #1180 - 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. Date of Material Change

   July 2, 2002

3. Press Release

   A news release was issued in Vancouver, B.C. on July 2, 2002.

4. Summary of Material Change

   Silver Standard reports that the company has made a final US$900,000 payment to Pacific Rim Mining Corp. of Vancouver, B.C. for its acquisition of the Diablillos silver-gold project in northwestern Argentina. Under the terms of the November 2001 purchase agreement, Silver Standard agreed to pay a total of US$3.4 million for the project, with US$1.5 million in cash (paid) by December 31, 2001, followed by staged payments of US$500,000 on or before each of June 30, 2002 (paid), December 31, 2002 (paid), and June 30, 2003 and US$400,000 on or before December 31, 2003. The staged payments can be made in cash or common shares at Silver Standard's election.

5. Full Description of Material Changes

   See attached news release 02-12.

6. Reliance on Section 85(2) of the Act

   N/A

7. Omitted Information

   NIL

8. Senior Officers

Names:	**R.A. Quartermain, President and Director**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 3rd day of July, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

July 2, 2002
News Release 02-12

Trading Symbols:
Nasdaq SmallCap: SSRI
CDNX: SSO
Berlin: 858840

SILVER STANDARD MAKES FINAL PAYMENT FOR DIABLILLOS ACQUISITION

Vancouver, B.C. -- Silver Standard reports that the company has made a final US$900,000 payment to Pacific Rim Mining Corp. of Vancouver, B.C. for its acquisition of the Diablillos silver-gold project in northwestern Argentina. Under the terms of the November 2001 purchase agreement, Silver Standard agreed to pay a total of US$3.4 million for the project, with US$1.5 million in cash (paid) by December 31, 2001, followed by staged payments of US$500,000 on or before each of June 30, 2002 (paid), December 31, 2002 (paid), and June 30, 2003 and US$400,000 on or before December 31, 2003. The staged payments can be made in cash or common shares at Silver Standard's election.

Based on the recent strong performance of the company's shares, Silver Standard issued 142,970 common shares to Pacific Rim on June 28, 2002, to fulfil the final two payments under the terms of the agreement. The issuance is based on a 20-day weighted average share price of approximately US$6.29 per share. These shares have a four-month hold expiring October 29, 2002, under applicable securities.

Silver Standard is well-financed with a current cash position of over $18.0 million and has assays pending from drill programs at its Challacollo option in Chile and San Marcial option in Mexico. The company's core silver-dominant projects are located in Australia, Argentina, Chile, Mexico and the United States.

- 30 -

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847
Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

July 8, 2002
News Release 02-13

Trading Symbols:
Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 858840

SILVER STANDARD INTERSECTS SILVER MINERALIZATION OVER SIGNIFICANT INTERVALS IN CHILEAN DRILLING

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report several high-grade silver intersections in initial results from a 2,300 meter, 14-hole program of reverse circulation drilling at its Challacollo silver property. Silver Standard optioned Challacollo from Sociedad Contractual Minera Septentrion of Santiago, Chile, sole owner of the property located in the Region of Tarapaca in northern Chile.

The objective of the program was to initiate infill drilling of the Lolon vein, one of four known mineralized structures on the property and to test the south and north extensions of the Lolon vein. The largest intervals were obtained in holes CHAG-13 and CHAG-15. **CHAG-13 intersected 7.3 ounces of silver per ton, 1.59% lead and elevated levels of zinc over 78.7 feet. CHAG-15 intersected two sections of the Lolon vein, one with 10.2 ounces of silver per ton over 49.2 feet, the second with 9.1 ounces of silver per ton, 2.17% lead and 1.43% zinc over 52.5 feet.**

CHAG-14 and CHAG-15 are significant since they flank a previously drilled hole (CHAG-01) which intersected weak silver mineralization over narrow widths (3.8 ounces of silver per ton over 6.6 feet). CHAG-01 has now been interpreted to have been stopped prior to intersecting the main Lolon vein mineralization.

CHAG-08 and CHAG-09 tested the southern extension of the Lolon vein toward the San Francisco adit, location of limited historic mining. The two holes are approximately 250 meters apart and indicate potential continuation of mineralization over a strike of 800 meters that is not presently included in the property's resources. Other values are summarized in the table that follows.

Silver Standard is expecting the assay results of six additional holes shortly. The four known vein systems at Challacollo, plus five others that have been identified through geophysics, are evidence of a high sulphidation epithermal precious metals system that has not been tested either by mining or drilling below 240 meters from surface.

All assays were submitted for preparation and analysis by ALS Chemex at its Antofagasta, Chile, facilities. Samples with up 100 grams of silver per tonne were fire assayed with an AA finish and a fire assay with gravimetric finish was run on all samples containing more than 100 grams of silver per tonne silver as determined by ICP analysis. One in 10 samples were duplicate assayed at ALS Chemex's office in Vancouver and selected high-grade samples were analyzed a second time for accuracy. Ken McNaughton, P.Eng., vice president, exploration, supervised the Challacollo drilling program and is a Qualified Person as defined by Canada's National Instrument 43-101.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, and the United States. Silver Standard is actively advancing its portfolio with drill programs now under way at Challacollo in Chile and San Marical in Mexico, and fall drilling programs planned at Bowdens in Australia and Manantial Espejo in Argentina.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.

SUMMARY OF SELECTED CHALLACOLLO DRILLING RESULTS - July 2002

Hole No.	**Location** (UTM)	**Dip/ Azi-muth**	**From** (meters)	**To** (meters)	**Interval** (meters)	**True Width** (meters)	**Silver** (in g/t)	**Lead** (in %)	**Silver** (in oz./ton)
CHAG-08	7682252N 46071E	-50°/ 110°	43	46	3	2.1	98.0	3.81	2.9
CHAG-09	7682508N 464247E	-50°/ 160°	74	80	6	4.3	191.0	0.78	5.6
CHAG-10	7682572N 464256E	-50°/ 90°	122	127	5	5.0	67.2	2.88	2.0
CHAG-11	7682604N 464242E	-50°/ 70°	47	49	2	2.1	593.5	1.64	17.3
		and	176	179	3		122.7	7.8	3.6
CHAG-12	7682690N 464270E	-44°/ 75°	33	35	2	6.9	307.5	0.25	9.0
		and	136	143	7		151.0	1.39	4.4
CHAG-13	7682795N 464248E	-55°/ 90°	142	166	24	15.4	249.6	1.59	7.3
CHAG-14	7682920N 464246E	-50°/ 90°	137	145	8	5.7	137.5	0.19	4.0
		incl.	141	144	3	2.1	248.3	0.26	7.2
		and	161	164	3	2.1	246.7	0.42	7.2
CHAG-15	7683013N 464252E	-65°/ 100°	128	143	15	8.6	350.9	0.26	10.2
		and	156	172	16	9.2	312.2	2.17	9.1

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

   Silver Standard Resources Inc.
   #1180 - 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. Date of Material Change

   July 8, 2002

3. Press Release

   A news release was issued in Vancouver, B.C. on July 8, 2002.

4. Summary of Material Change

   Silver Standard Resources Inc. is pleased to report several high-grade silver intersections in initial results from a 2,300 meter, 14-hole program of reverse circulation drilling at its Challacollo silver property. Silver Standard optioned Challacollo from Sociedad Contractual Minera Septentrion of Santiago, Chile, sole owner of the property located in the Region of Tarapaca in northern Chile.

5. Full Description of Material Changes

   See attached news release 02-13.

6. Reliance on Section 85(2) of the Act

   N/A

7. Omitted Information

   NIL

8. Senior Officers

Names:	**R.A. Quartermain, President and Director**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 9th day of July, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

July 8, 2002
News Release 02-13

Trading Symbols:
Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 858840

SILVER STANDARD INTERSECTS SILVER MINERALIZATION OVER SIGNIFICANT INTERVALS IN CHILEAN DRILLING

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report several high-grade silver intersections in initial results from a 2,300 meter, 14-hole program of reverse circulation drilling at its Challacollo silver property. Silver Standard optioned Challacollo from Sociedad Contractual Minera Septentrion of Santiago, Chile, sole owner of the property located in the Region of Tarapaca in northern Chile.

The objective of the program was to initiate infill drilling of the Lolon vein, one of four known mineralized structures on the property and to test the south and north extensions of the Lolon vein. The largest intervals were obtained in holes CHAG-13 and CHAG-15. **CHAG-13 intersected 7.3 ounces of silver per ton, 1.59% lead and elevated levels of zinc over 78.7 feet. CHAG-15 intersected two sections of the Lolon vein, one with 10.2 ounces of silver per ton over 49.2 feet, the second with 9.1 ounces of silver per ton, 2.17% lead and 1.43% zinc over 52.5 feet.**

CHAG-14 and CHAG-15 are significant since they flank a previously drilled hole (CHAG-01) which intersected weak silver mineralization over narrow widths (3.8 ounces of silver per ton over 6.6 feet). CHAG-01 has now been interpreted to have been stopped prior to intersecting the main Lolon vein mineralization.

CHAG-08 and CHAG-09 tested the southern extension of the Lolon vein toward the San Francisco adit, location of limited historic mining. The two holes are approximately 250 meters apart and indicate potential continuation of mineralization over a strike of 800 meters that is not presently included in the property's resources. Other values are summarized in the table that follows.

Silver Standard is expecting the assay results of six additional holes shortly. The four known vein systems at Challacollo, plus five others that have been identified through geophysics, are evidence of a high sulphidation epithermal precious metals system that has not been tested either by mining or drilling below 240 meters from surface.

All assays were submitted for preparation and analysis by ALS Chemex at its Antofagasta, Chile, facilities. Samples with up 100 grams of silver per tonne were fire assayed with an AA finish and a fire assay with gravimetric finish was run on all samples containing more than 100 grams of silver per tonne silver as determined by ICP analysis. One in 10 samples were duplicate assayed at ALS Chemex's office in Vancouver and selected high-grade samples were analyzed a second time for accuracy. Ken McNaughton, P.Eng., vice president, exploration, supervised the Challacollo drilling program and is a Qualified Person as defined by Canada's National Instrument 43-101.

. . . /2

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, and the United States. Silver Standard is actively advancing its portfolio with drill programs now under way at Challacollo in Chile and San Marical in Mexico, and fall drilling programs planned at Bowdens in Australia and Manantial Espejo in Argentina.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.

SUMMARY OF SELECTED CHALLACOLLO DRILLING RESULTS - July 2002

Hole No.	***Location*** (UTM)	**Dip/ Azi-muth**	***From*** (meters)	**To** (meters)	***Interval*** (meters)	True Width (meters)	**Silver** (in g/t)	***Lead*** (in %)	**Silver** (in oz./ton)
CHAG-08	7682252N 46071E	-50°/ 110°	43	46	3	2.1	98.0	3.81	2.9
CHAG-09	7682508N 464247E	-50°/ 160°	74	80	6	4.3	191.0	0.78	5.6
CHAG-10	7682572N 464256E	-50°/ 90°	122	127	5	5.0	67.2	2.88	2.0
CHAG-11	7682604N 464242E	-50°/ 70°	47	49	2	2.1	593.5	1.64	17.3
		and	176	179	3		122.7	7.8	3.6
CHAG-12	7682690N 464270E	-44°/ 75°	33	35	2	6.9	307.5	0.25	9.0
		and	136	143	7		151.0	1.39	4.4
CHAG-13	7682795N 464248E	-55°/ 90°	142	166	24	15.4	249.6	1.59	7.3
CHAG-14	7682920N 464246E	-50°/ 90°	137	145	8	5.7	137.5	0.19	4.0
		incl.	141	144	3	2.1	248.3	0.26	7.2
		and	161	164	3	2.1	246.7	0.42	7.2
CHAG-15	7683013N 464252E	-65°/ 100°	128	143	15	8.6	350.9	0.26	10.2
		and	156	172	16	9.2	312.2	2.17	9.1

BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

1. State the full name, address and telephone number of the issuer of the security distributed.

   Silver Standard Resources Inc.
   #1180 – 999 W. Hastings Street, Vancouver, B.C. V6C 2W2
   Phone: 604-689-3846 Fax: (604) 689-3847

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The issuer is a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or quotation system.

   The issuer is listed on the TSX Venture Exchange and is quoted on the NASDAQ Small Cap Market.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   142,970 common shares.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Length of any restricted or seasoning period
Pacific Rim Mining Corp. Vancouver, British Columbia, Canada	142,970 common shares	June 28, 2002	$9.560257	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See Attached Schedule "A".

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$1,366.830.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 9th day of July, 2002.

Silver Standard Resources Inc.
Name of Issuer *(please print)*

[signature]
Signature of authorized signatory

Linda J. Sue, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"

Full name and residential address of purchaser	telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Pacific Rim Mining Corp. #2393 – 595 Burrard Street Three Bentall Centre PO Box 49186 Vancouver, B.C. V7X 1K8	604-689-1976 cms@pacrim-mining.com	142,970 common shares	S. 45(2)(21) and 74(2)(18) of the Act.

FORM 45-102F2
CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
Multilateral Instrument 45-102
RESALE OF SECURITIES

Complete 1 or 2.

1. Silver Standard Resources Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 28, 2002 of 142,970 common shares of Silver Standard Resources Inc. Silver Standard Resources Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. *Name of Issuer* ____________ has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on *date* ____________ of *amount or number and type of securities* of *Name of Issuer* ____________, became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at this 9th day of July, 2002.

SILVER STANDARD RESOURCES INC.

"Linda J. Sue"

By: Linda J. Sue,
Corporate Secretary

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847

Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

July 25, 2002
News Release 02-14

Trading Symbols:
Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 858840

DRILLING AT CHALLACOLLO EXPANDS SILVER MINERALIZATION BELOW HISTORIC WORKINGS

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report the intersection of thick sequences of silver mineralization over a 600-meter strike length below Cerro Challacollo at its Challacollo silver property in northern Chile. This mineralization was encountered in a 17-hole, 2,500-meter program of reverse circulation drilling that was completed in June. The program was designed to test the northern section of the Lolon vein over a strike length of 1,100 meters as well as Challacollo Sur and the San Francisco vein. Silver Standard optioned Challacollo from Sociedad Contractual Minera Septentrion (SCMS) of Santiago, Chile, sole owner of the property located in the Region of Tarapaca 130 kilometers southeast of Iquique.

The Lolon vein underlying Cerro Challacollo was tested by nine holes consisting of CHAG-15 to 19 and CHAG 21 to 24. These holes defined a 600-meter long zone of higher grade silver mineralization over significant intervals ranging from 13.1 to 78.7 feet. Three holes intersected two sections of vein: previously reported CHAG-15 intersected mineralization with assays of 10.2 ounces of silver per ton over 49.2 feet and 9.1 ounces of silver per ton over 52.5 feet. This hole is flanked by two others (CHAG 14 and 18) that also cut two sections of the vein.

The best new results were obtained in CHAG-16, 22 and 23. **CHAG-16 encountered 6.8 ounces of silver per ton over an interval of 36.0 feet and CHAG-22 intersected 6.4 ounces of silver per ton over 62.3 feet, including 9.4 ounces of silver per ton over 32.8 feet. CHAG-23, which cut the Lolon vein about 75 meters from CHAG-22, intersected 8.5 ounces of silver per ton over 49.2 feet.** See the attached table and accompanying map for additional detail on values, true widths and hole locations.

CHAG-20 tested the San Francisco vein located approximately 800 meters southwest of the Lolon vein. This hole indicated potential for high-grade mineralization over narrow widths with an assay of 16.4 ounces of silver per ton over 6.6 feet.

Based on the results of this program, Silver Standard will continue with its option to purchase the property. Under the terms of an agreement with SCMS, Silver Standard will pay a total consideration of US$1.5 million staged over two years, subject to an existing 2% royalty and a 2% royalty to the property vendors that can be purchased for US$1.5 million at any time. The purchase price includes a 5.0% vendor finder's fee. The company also plans to update a previously reported polygonal resource consisting of indicated resources totalling 10.2 million ounces of silver plus inferred resources of an additional 36.9 million ounces.

All assays were submitted for preparation and analysis by ALS Chemex at its Antofagasta, Chile, facilities. Samples with up 100 grams of silver per tonne were fire assayed with an AA finish and a fire assay with gravimetric finish was run on all samples containing more than 100 grams of silver per tonne silver as determined by ICP analysis. One in 10 samples were duplicate assayed at ALS Chemex's office in Vancouver and selected high-grade samples were analyzed a second time for accuracy. Ken McNaughton, P.Eng., vice president, exploration, supervised the Challacollo drilling program and is a Qualified Person as defined by Canada's National Instrument 43-101.

Silver Standard is a significant, well-financed silver resource company with projects in Australia, Argentina, Chile, Mexico, and the United States. With $18.3 million in cash, Silver Standard is actively advancing its portfolio with fall drilling programs planned at Bowdens in Australia and Manantial Espejo in Argentina.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.

SUMMARY OF SELECTED CHALLACOLLO DRILLING RESULTS - July 2002

Hole No.	Location (UTM)	Dip/ Azi-muth	From (meters)	To (meters)	Interval (meters)	True Width (meters)	Silver (in g/t)	Lead (in %)	Silver (in oz./ton)
Previously Reported Assays									
CHAG-08	7682252N 46071E	-50°/ 110°	43	46	3	2.1	98.0	3.81	2.9
CHAG-09	7682508N 464247E	-50°/ 160°	74	80	6	4.3	191.0	0.78	5.6
CHAG-10	7682572N 464256E	-50°/ 90°	122	127	5	5.0	67.2	2.88	2.0
CHAG-11	7682604N 464242E	-50°/ 70°	47	49	2	2.1	593.5	1.64	17.3
		and	176	179	3		122.7	7.8	3.6
CHAG-12	7682690N 464270E	-44°/ 75°	33	35	2	6.9	307.5	0.25	9.0
		and	136	143	7		151.0	1.39	4.4
CHAG-13	7682795N 464248E	-55°/ 90°	142	166	24	15.4	249.6	1.59	7.3
CHAG-14	7682920N 464246E	-50°/ 90°	137	145	8	5.7	137.5	0.19	4.0
		incl.	141	144	3	2.1	248.3	0.26	7.2
		and	161	164	3	2.1	246.7	0.42	7.2
CHAG-15	7683013N 464252E	-65°/ 100°	128	143	15	8.6	350.9	0.26	10.2
		and	156	172	16	9.2	312.2	2.17	9.1
New Assay Results									
CHAG-16	7683098N 464247E	-55°/ 95°	**123**	**134**	**11**	**9.0**	**232.4**	**1.20**	**6.8**
CHAG-17	7683170N 464292E	-65°/ 100°	137	141	4	2.0	441.1	n/a	12.9
CHAG-18	7683254N 464285E	-60°/ 65°	156	161	5	3.8	102.9	0.37	3.0
		and	171	182	11	8.4	163.9	0.26	4.8
CHAG-19	7683024N 464340E	-39°/ 104°	4	8	4	3.5	534.4	n/a	15.6
CHAG-20	7681754N 464614E	-50°/ 140°	143	145	2	1.4	561.0	0.48	16.4
CHAG-21	7683436N 464311E	-65°/ 90°	121	139	18	12.7	159.5	0.30	4.7
CHAG-22	7683510N 464325E	-53.5°/ 80°	**116**	**135**	**19**	**15.8**	**218.3**	**0.24**	**6.4**
		incl.	125	135	10	8.3	324.0	0.19	9.4
CHAG-23	7683482N 464371E	-60/ 100°	**37**	**52**	**15**	**11.5**	**290.4**	**0.14**	**8.5**
CHAG-24	7683583N 464383E	-90	131	136	5	1.7	62.9	1.59	1.8

Longitudinal section of the Lolon vein http://www.silverstandard.com/i/pdf/news-long.pdf


SOUTH
NORTH
CERRO CHALLACOLLO
SECTION HINGE
1550
1500
1450
1400
1350
1300
1250
7,682,650 N.
7,683,000 N.
7,683,500 N.
Challacollo Sur Adit
Challacollo Sur Level 2
Challacollo Sur Level 3
Challacollo Intermediate Level
Challacollo Joula Level
Challacollo Joula Sublevel
Buena Ventura Adit
Buena Ventura Level 2 South
Buena Ventura Level 1
Buena Ventura Level 2
Catalina Adit
Catalina
Waikiria Adit
Glusiocida Adit
Humberto Adit
CHAG-11 593.5 2.0m
CHAG-10 87.2 5.0m
122.7 3.0m CHAG-11
CHAG-12 151.0 7.0m
CHAG-2 154.3 30.0m
CHAG-13 249.8 24.0m
248.3 3.0m CHAG-14
246.7 3.0m CHAG-14
CHAG-19 534.4 4.0m
CHAG-15 350.9 15.0m
CHAG-15 312.2 18.0m
232.4 11.0m CHAG-16
CHAG-17 441.1 4.0m
CHAG-3 262.7 22.0m
102.9 5.0m CHAG-18
163.9 11.0m CHAG-18
CHAG-4 370.8 24.0m
159.5 18.0m CHAG-21
290.4 15.0m CHAG-23
CHAG-22 324.0 10.0m
CHAG-5 177.4 10.0m
CHAG-6 68.0 17.5m
CHAG-7 72.0 5.5m
CHAG-24 62.9 5.0m


81001
80002
81002
Gladys 1
Humberto
Palermo
LOLON
Gladys 4
San Francisco
0 500 1000 1500 2000
METRES

LONGITUDINAL SECTION LOCATION

CHALLACOLLO MINING CONCESSIONS AND VEIN LOCATIONS

CHAG-15
● Mineralization Pierce Point

$\frac{350.9}{15.0m}$ $\frac{\text{Ag gpt}}{\text{Length (metres)}}$

Stoped or Mined Areas

0 50 100 150
METRES

Note:

DRILL HOLES CHAG - 8, 9, & 20
ARE LOCATED SOUTH OF LONG. SECTION

Silver Standard
RESOURCES INC.

CHALLACOLLO PROJECT, CHILE

VETA LOLON

LONGITUDINAL SECTION

JULY 2002 | SCALE: AS SHOWN